Nourished3, Inc.

Comparative Financial Statements
As of December 31, 2022 & December 31, 2023

(with Independent Accountant's Report)

Independent Accountant's Information:

FAIZA MEHMOOD
FM Financial Services LLC
Info@fmfinancialservicesllc.com

FM Financial Services
YOUR TRUSTED FINANCIAL PARTNER.

Report on the Review of the Financial Statements

Shareholder of,
Nourished 3, Inc.

We have reviewed the accompanying financial statements of Nourished3, Inc. which comprise the balance sheets as of December 31, 2023, and 2022, the relatedstatements of income and comprehensive income, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the "financial statements").A review includes primarily applying analytical procedures to management's financial data and making inquiries ofcompany management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards forAccounting and Review Services promulgated by the Accounting and Review Services Committee of the AmericanInstitute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to thefinancial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

FAIZA MEHMOOD –
Managing Partner of
FM Financial Services LLC
Info@fmfinancialservicesllc.com
Dated September 18, 2024

Nourished3, Inc.
Comparative Statement of Financial Position
As of December 31, 2023 & December 31, 2022

	2023	2022
Assets		
Current Assets		
Cash and Cash Equivalent	1,983	8,221
Other Current Assets	1,645	1,055
Inventory	52,297	60,796
Total for Current Assets	**$ 55,925**	**$ 70,072**
Non-Current Assets		
Website Development (Net)	10,426	15,060
Total for Non-Current Assets	**$ 10,426**	**$ 15,060**
Total for Assets	**$ 66,351**	**$ 85,132**
Liabilities & Equity		
Current Liabilities		
Trade Payable and Other Accrued Liabilities	3,959	7,377
Interest Payable	2,014	983
Tax Payable	422	708
Total Current Liabilities	**$ 6,395**	**$ 9,068**
Non-Current Liabilities		
Loan from Officers	51,575	49,092
Non-Current Liabilities	**$ 51,575**	**$ 49,092**
Equity		
Common Stock	1,000	1,000
Founders Paid-In Capital	40,280	40,280
Retained Earning	(32,899)	(14,308)
Total Equity	**$ 8,381**	**$ 26,972**
Total for Liabilities & Equity	**$ 66,351**	**$ 85,132**

Footnotes are the integral part of Financial Statements

Nourished3, Inc.
Comparative Statement of Income
As of December 31, 2023 & December 31, 2022

	2023	2022
Revenue (Net)	79,003	88,326
Total Revenue	**$ 79,003**	**$ 88,326**
Cost of Revenue	**$ 29,938**	**$ 35,331**
Gross Profit	**$ 49,065**	**$ 52,995**
Gross Profit Margins	**62%**	**60%**
General and Administrative Expenses	52,873	52,417
Marketing Expenses	3,096	11,166
Total Operating Expenses	**$ 55,969**	**$ 63,583**
Net Income	**$ (6,904)**	**$ (10,588)**
Other Non-Operating Expenses	11,687	1,520
Net Income after Non-operating Expenses	**$ (18,591)**	**$ (12,108)**
Loss Per Share	**(18.59)**	**(12.11)**

Footnotes are the integral part of Financial Statements

Nourished3, Inc.
Statement of Cash Flow
As of December 31, 2023 & December 31, 2022

Account	**2023**	**2022**
Cash Flow From Operating Activities		
Net Income	(18,591)	(12,108)
Amortization and Depreciation	4,634	4,634
Other Assets	(591)	
Inventory Asset	8,499	(6,253)
Accounts payable and other Accrued Liabilities	(2,673)	2,704
Net Cash Flow From Operating Activities	**$ (8,722)**	**$ (11,023)**
Cash Flow From Investing Activities		
Website development	-	(1,408)
Net Cash Flow From Investing Activities	**$ -**	**$ (1,408)**
Cash Flow From Financing Activities		
Loan From Founder	-	10,519
Net Cash Flow From Financing Activities	**$ 2,483**	**$ 10,519**
Net Change in Cash	**(6,239)**	**(1,912)**
Beginning Cash Balance	8,221	10,134
Ending Cash Balance	**$ 1,983**	**$ 8,221**

Footnotes are the integral part of Financial Statements

Nourished3, Inc.
Comparative Statement of changes in Equity
As of December 31, 2022 & 2023

	Shares	Share Capital (at Par)	Additional paid-In Capital	Retained Earning (accumulated Deficit)	Total
Balance as of December 31, 2019	**1000**	**$ 1,000**	**$ 40,280**	**$ (268)**	**$ 41,012**
Net Income During the Year				24,140	24,140
Balance as of December 31, 2020	**1000**	**$ 1,000**	**$ 40,280**	**$ 23,872**	**$ 65,152**
Net Income During the Year				(26,072)	(26,072)
Equity as of December 31, 2021	**1000**	**$ 1,000**	**$ 40,280**	**$ (2,200)**	**$ 39,080**
Net Income During the Year				(12,108)	(12,108)
Balance as of December 31, 2022	**1000**	**$ 1,000**	**$ 40,280**	**$ (14,308)**	**$ 26,972**
Net Income During the Year				(18,591)	(18,591)
Balance as of December 31, 2023	**1000**	**$ 1,000**	**$ 40,280**	**$ (32,899)**	**$ 8,381**

Footnotes are the Integral Part of the Financial Statements

NOURISHED3, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ENTITY

Nourished3, Inc. (formerly Prism Skin Inc.) ("the Company") is a corporation incorporated in the state of Delaware on June 11, 2019, originally established under the name Prism Skin Inc. The entity was rebranded to its current name on March 9, 2020. It is located at 8383 Wilshire Blvd, Suite 800, Beverly Hills, CA. The Company was co-founded by Annie Jaffrey and Mahmud Al-Smadi, with each holding 50% ownership. Nourished3, Inc. follows a mission-driven business model, focusing on the production and sale of environmentally friendly and safe skincare and wellness products. The Company generates revenue through direct-to-consumer sales, with customers located in the U.S. and internationally. As a small entity, it has no full-time employees apart from its two founders, with all other workers employed on a fractional basis. In 2024, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise operating capital.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning, and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, clearing accounts, and savings accounts with banks. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. At times, the cash balance may be more than the amounts insured by the FDIC. As of December 31, 2022, and December 31, 2023, the Company does not have a balance exceeding the insured level.

Other Assets

Other assets represent the amount of cash help with different payment processors. The total amount as of December 31, 2023, and December 31, 2022, is $1,645 and $1,055

Inventory

The entity records inventory at a lower cost or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on the useful lives of the assets. The entity has no fixed assets and depreciation expense as of December 31, 2022, and December 31, 2023, and 2023, is $0.

Intangible Assets

The Company capitalizes on certain costs associated with developing and enhancing its website, including those related to the design, development, and implementation phases, as per the accounting standards applicable to internally generated intangible assets. These costs are amortized over the expected useful life of the website, which is 5 years using the straight-line method.

Website cost as of December 31, 2022 and December 31, 2023 is as below:

Cost as of December 31, 2021	$	23,169
Accumulated depreciation	$	(8,109)
Net Book value as of December 31, 2022	**$**	**15,060**
Cost as of December 31, 2022	$	23,169
Accumulated depreciation	$	(12,743)
Net Book value as of December 31, 2023	**$**	**10,426**

Leases

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and to disclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues in a manner like the previous guidance. The Company adopted this guidance as of and for the year ended December 31, 2022, and December 31, 2023. The company generates revenue through online sales on Amazon and Shopify and Lease and Rent expenses don't qualify for the ASC 842 application.

Accounts payable

Accounts payable represent obligations of the Company arising from the purchase of goods and services in the ordinary course of business. These liabilities are classified as current liabilities on the balance sheet and are typically settled within the normal operating cycle of 365 days. Accounts payable as of December 31, 2023, and December 31, 2022, $3,959 and $7,377.

Non-Current Loan

On August 1, 2019, the entity entered into a loan agreement with one of its shareholders, allowing the entity to borrow funds up to a maximum of $60,000. The terms of the agreement stipulate that the loan will be repaid from the future profits of the entity, with repayment required within eight years from the date of the agreement.

The loan carries an interest rate of 2%, which is non-cumulative. Interest is calculated on a proportionate basis based on the amount of funds drawn under the loan agreement

As of December 31, 2023, and December 31, 2022, the entity has drawn $51,575 and 49,092 under this agreement. The repayment schedule is tied to the entity's profitability, with the obligation to repay being triggered once the entity generates sufficient future profits. The loan will mature on August 1, 2027, eight years after the date of the agreement, if not repaid earlier.

The loan is repayable from the profits of the entity. Should the entity not generate sufficient profits to cover the loan within the specified period, the outstanding balance will remain payable by the end of the eighth year (August 2027).

This loan agreement is considered a related-party transaction due to the shareholder's involvement, and the terms have been reviewed for fairness and compliance with applicable corporate governance regulations.

Interest Payable

Interest payable on the loan as of December 31, 2023, amounted to $2,014, compared to $983 as of December 31, 2022. The interest payable is based on the cumulative amounts drawn and is calculated proportionally according to the terms of the loan agreement.

Capital Structure

At the time of its formation, Nourished3, Inc. issued a total of 1000 shares of Common Stock 500 shares were issued to Mahmud Al-Smadi and 500 shares of common stock to Annie Jaffrey.

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted- average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflects the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Loss per share as of December 31, 2023, and December 31, 2022, was $18.59 and 12.11.

Income Tax

The Company is required to account for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

Based on a corporate tax rate of 21%, the deferred tax assets related to the net operating losses (NOLs) are as follows:

-Deferred Tax Asset for 2023: $3,904.11
-Deferred Tax Asset for 2022:$2,542.68

As of December 31, 2023, and December 31, 2022, Nourished3, Inc. has recognized net losses from operations, which give rise to potential deferred tax assets related to net operating loss (NOL) carryforwards. The accumulated net operating losses may be used to offset future taxable income. Based on current tax regulations, net operating losses may be carried forward indefinitely to offset future taxable income.

Valuation Allowance

Due to the uncertainty surrounding the company's ability to generate future taxable income, management has assessed the need for a valuation allowance against the deferred tax asset. As of the balance sheet date, the full value of the deferred tax asset related to the net operating losses has been offset by a valuation allowance. Therefore, no deferred tax asset has been recorded on the balance sheet for the periods ended December 31, 2023, and December 31, 2022.

Deferred Tax Liability

As of the reporting date, the company has not identified any deferred tax liabilities.

Management will reassess the realizability of deferred tax assets on an ongoing basis, and adjustments will be made if it becomes more likely than not that the deferred tax assets will be realized in future periods.

Related Party Transactions

There is no Related Party transactions except for the loan disclosed separately in the notes to the Financial Statements.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer.
2) Identify the performance obligations in the contract.
3) Determine the transaction price.
4) Allocate the transaction price to performance obligations in the contract.
5) Recognize revenue as the performance obligation is satisfied.

Marketing and Advertising Cost

The company recognizes marketing and advertising expenses when incurred, in line with the accrual method of accounting, as required by Generally Accepted Accounting Principles (GAAP).

Total Marketing costs for 2022 and 2023 are $47,669 and $45,527.

Marketing Cost is further broken down into General Marketing Cost and Ads spent.

	2023	2022
General Marketing Cost	$25,791	$36,503
Ads Spent	$3,096	$11,166
Total	**$45,527**	**$47,669**

The Marketing Efficiency Ratio (MER) is a metric used to measure the effectiveness of marketing spend in generating revenue. It is calculated by dividing the total revenue generated by the total marketing spend within a given period. The formula is:

Marketing Efficiency Ratio (MER)=Total Revenue/Total ads Spent in the year 2022 and 2023

	2023	2022
Revenue (Net)	$79,003	$88,326
Ads Spent	$3,096	$11,166
MER	**25.52**	**7.91**

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, and December 31, 2023, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Subsequent Event

The Company has evaluated subsequent events for the period from December 31, 2023, to September 18, 2023, which is the date financial statements were available to issue.